
Mail Stop 3561

September 7, 2017

Via E-mail
Glenn E. Martin
President
WEED, Inc.
4920 N. Post Trail
Tucson, AZ 85750

> **Re: WEED, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 11, 2017**
> **File No. 333-219922**

Dear Mr. Martin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure that your common stock is currently quoted on the OTC Pink. Please note that being quoted on the OTC Pink does not satisfy our requirement that there be an established public trading market with respect to secondary at-the-market offerings for purposes of identifying the offering price on the prospectus cover page. Please revise to clarify that the selling shareholders will sell at a fixed price until your shares are quoted on the OTC Bulletin Board, the OTCQX or OTCQB or are listed on an exchange, at which time they may be sold at prevailing market prices or in privately negotiated transactions, if applicable. Please also include the disclosure required by Item 505 of Regulation S-K.

2. Please revise to provide the dealer prospectus delivery obligation on the back cover page of the prospectus or advise us why it is not required. See Item 502 of Regulation S-K.

Prospectus Summary, page 2

3. We note your statement that "we plan to provide the blueprints for the development of significant medicinal products for the treatment of human diseases including … autism, pediatric brain cancer, PTSD, epilepsy, chronic pain, and Crohn's disease." Please revise to provide the reasonable basis for your statement or revise to delete your statement as appropriate. Also revise the similar statements in your Business section and your Management's Discussion and Analysis section.

Selling Shareholders, page 9

4. Please disclose in this section the nature of any material relationship which the selling stockholders have had within the past three years with you or any of your affiliates. For example, we note that several of the selling shareholders have the same last name as your secretary and treasurer. See Item 507 of Regulation S-K.

5. We note your statement in footnote 9 that "because these shares are held jointly with Daniel J. Breen they are not included in Ryan Breen's ownership, which is listed separately." Please advise us why the shares are not also included in Ryan Breen's ownership shares since beneficial ownership should be determined in accordance with Rule 13d-3 under the Exchange Act or revise your disclosure accordingly. See Securities Exchange Act of 1934 Rule 13d-3. Also revise your beneficial ownership table to include footnote 9.

Business

General, page 16

6. We note your statement that "Sangre … has begun a planned five-year cannabis Genomic Study to complete a global genomic classification of the Cannabis plan genus." Please revise to clarify the current status of Sangre's work on the genomic classification. We note you indicate in the business section that you have acquired property in La Veta, Colorado to complete the genomic study and that it will take approximately $3 million in funding to complete renovations and purchase equipment.

Competition, page 18

7. Please revise to address the competitive business conditions, the company's competitive position and the methods of competition.

Government Regulation, page 20

8. Please address if there is any need for governmental approval of your proposed business plans.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 24

9. Please revise to include price information as of the latest practicable date.

Financial Statements

Financial Statements for the Years Ended December 31, 2016 and 2015
Note 8 – Commitments and Contingencies, page F-13

10. You disclose that as part of the agreement to purchase land and property from Gregory DiPaolo's Pro Am Golf, LLC that you were to deliver $1.25 million in cash and 300,000 shares of stock at the closing of the transaction. You also disclose that the transaction closed on July 27, 2017. Please disclose whether you made the $1.25 million cash payment and provide details of the underlying sources of capital that allowed you to make this payment.

Financial Statements for the Three Months Ended March 31, 2017 and 2016
Note 12 – Subsequent events, page F-32

11. We note that you acquired 100% of the interests of Sangre AT, LLC on April 20, 2017 in exchange for 500,000 shares of your common stock. You also disclose that the fair value of the common stock was $569,000 based on the closing price of your stock on the date of grant. Given the disclosed fair value of the purchase, please tell us why you have not provided separate audited financial statements of Sangre AT, LLC and pro forma financial information related to this transaction pursuant to Rules 8-04 and 8-05 of Regulation S-X. To the extent you concluded the acquisition did not meet the thresholds for significance, please provide your underlying calculations that support your view.

Management's Discussion and Analysis, page 26

12. We note your statement in this section and throughout the filing that your wholly-owned subsidiary, Sangre AT, LLC, "has begun a planned five-year Cannabis Genomic Study to complete a global genomic classification of the Cannabis plant genus" with the goal of use for medicinal purposes. Please further describe the current status of this work and how the company plans to move this study forward so that investors may better understand your business plan.

Security Ownership of Certain Beneficial Owners and Management, page 39

13. We note your statement that the beneficial ownership table sets forth "each person who owns beneficially more than 10% of each class of the Company's outstanding equity securities …." Please revise your beneficial ownership table to provide information regarding any person who is the beneficial owner of more than five percent of the common stock. See Item 403(a) of Regulation S-K.

Certain Relationships and Related Transactions, page 39

14. Please revise disclosure in this section to clearly identify the basis on which the named person is a related party. See Item 404(a)(1) of Regulation S-K. Also file as an exhibit any material contract with any of the directors, officers, promoters, and/or shareholders named in the filing.

15. We note the notes payables to related parties in your financial statements. Please revise to provide the disclosure required by Item 404(d) of Regulation S-K for the notes payables with the related parties or advise us why the disclosure is not required.

Part II

Recent Sales of Unregistered Securities, page II-1

16. Please revise your disclosure in this section to briefly state the facts relied upon to make the Section 4(a)(2) exemption available for each of the unregistered sales listed. Please refer to Item 701(d) of Regulation S-K.

Exhibits

17. We note that the company has outstanding warrants. Please file the form of stock warrant agreement and form of stock warrant certificate or advise us why they do not need to be filed. See Item 601(b)(4) of Regulation S-K.

Signature

18. Please revise your signature page to include the signature of your principal accounting officer or controller.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo at (202) 551-3394 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Craig V. Butler, Esq.